UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.	Formula Systems (1985) Ltd. (the “Registrant”) Notice of Annual General Meeting of Shareholders and Proxy Statement, dated February 28, 2013, being mailed to the shareholders of the Registrant in connection with the annual general meeting of the Registrant’s shareholders, which is scheduled to be held on April 2, 2013 (the “Meeting”), annexed as Exhibit 99.1 hereto.

2.	Proxy Card being mailed to holders of the ordinary shares and American Depositary Receipts of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: February 28, 2013	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Notice of Annual General Meeting and Proxy Statement, dated February 28, 2013, in connection with the Annual General Meeting of Shareholders of the Registrant scheduled to be held on April 2, 2013.

99.2	Proxy Card mailed to holders of the ordinary shares and American Depositary Receipts of the Registrant for use in connection with the Registrant’s Annual General Meeting of Shareholders scheduled to be held on April 2, 2013.